1 ■

SPECTRUM GROUP INTERNATIONAL, INC.

Proxy for Annual Meeting of Stockholders on December 17, 2009

Solicited on Behalf of the Board of Directors

As an alternative to completing this form, you may enter your vote instruction via the Internet at WWW.VOTEPROXY.COM and follow the simple instructions. Use the Company Number and Account Number shown on your proxy card.

The undersigned holder(s) of common stock of SPECTRUM GROUP INTERNATIONAL, INC., a Delaware corporation (the "Company"), hereby appoints Gregory N. Roberts and Carol Meltzer, and each of them, attorneys of the undersigned, with power of substitution, to vote all shares of the common stock that the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company to be held on December 17, 2009, at 9:00 a.m. local time, and at any adjournment thereof, as directed on the reverse hereof, hereby revoking all prior proxies granted by the undersigned

(Continued and to be signed on the reverse side.)

COMMENTS:

14475 ■

ANNUAL MEETING OF STOCKHOLDERS OF

SPECTRUM GROUP INTERNATIONAL, INC.

December 17, 2009

<u>**NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL**</u>:
The Notice of Meeting, proxy statement and proxy card
are available at www.spectrumgi.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

■ 20730000000000000000 5   121709

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSAL 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. ELECTION OF DIRECTORS:

NOMINEES:

☐ **FOR ALL NOMINEES**	○ Antonio Arenas	Class I Director nominee
	○ George Lumby	Class I Director nominee
☐ **WITHHOLD AUTHORITY FOR ALL NOMINEES**	○ Jess Ravich	Class I Director nominee
	○ Christopher W. Nolan, Sr.	Class II Director nominee
	○ Gregory N. Roberts	Class II Director nominee
☐ **FOR ALL EXCEPT** (See instructions below)	○ Jeffrey D. Benjamin	Class III Director nominee
	○ John U. Moorhead	Class III Director nominee

<u>**INSTRUCTIONS:**</u> To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

                                                                FOR AGAINST ABSTAIN

2. Ratification of BDO Seidman, LLP as independent registered public accounting firm for fiscal 2010.   ☐ ☐ ☐

3. In their discretion the proxies are authorized to vote upon such other business as may properly come before the meeting.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS.

TO INCLUDE ANY COMMENTS, USE THE COMMENTS BOX ON THE REVERSE SIDE OF THIS CARD.

Signature of Stockholder	Date:	Signature of Stockholder	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL MEETING OF STOCKHOLDERS OF

SPECTRUM GROUP INTERNATIONAL, INC.

December 17, 2009

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions. Have your proxy card available when you access the web page, and use the Company Number and Account Number shown on your proxy card.

Vote online until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the Annual Meeting.

COMPANY NUMBER	
ACCOUNT NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, proxy statement and proxy card are available at www.spectrumgi.com

Please detach along perforated line and mail in the envelope provided IF you are not voting via the Internet.

20730000000000000000 5 121709

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSAL 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. ELECTION OF DIRECTORS:

☐ **FOR ALL NOMINEES**

☐ **WITHHOLD AUTHORITY FOR ALL NOMINEES**

☐ **FOR ALL EXCEPT** (See instructions below)

NOMINEES:

Nominee	Class
○ Antonio Arenas	Class I Director nominee
○ George Lumby	Class I Director nominee
○ Jess Ravich	Class I Director nominee
○ Christopher W. Nolan, Sr.	Class II Director nominee
○ Gregory N. Roberts	Class II Director nominee
○ Jeffrey D. Benjamin	Class III Director nominee
○ John U. Moorhead	Class III Director nominee

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark "**FOR ALL EXCEPT**" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. Ratification of BDO Seidman, LLP as independent registered public accounting firm for fiscal 2010.	☐	☐	☐

3. In their discretion the proxies are authorized to vote upon such other business as may properly come before the meeting.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS.

TO INCLUDE ANY COMMENTS, USE THE COMMENTS BOX ON THE REVERSE SIDE OF THIS CARD.

Signature of Stockholder ____________ Date: ________ Signature of Stockholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.